Exhibit 99.1

News Release
For Immediate Release

Design firm Burt Hill joins Stantec

BUTLER, PA; EDMONTON, AB (December 6, 2010) NYSE, TSX: STN

Continuing its focus on becoming one of the world’s leading design practices, Stantec has officially completed a merger with Burt Hill, a 600-person integrated architecture and engineering firm headquartered in Butler, Pennsylvania. The addition of Burt Hill, with its particular experience in the design of healthcare, science and technology, and education projects, further strengthens Stantec’s capabilities in those sectors and bolsters the Company’s presence throughout the US East Coast and abroad.

“In the last few years, we have worked hard to strengthen our Architecture and Buildings Engineering practices in the United States,” says Bob Gomes, Stantec president and chief executive officer. “Through the combination of our existing staff, recently acquired staff from Anshen + Allen, and now Burt Hill, we are seeing the results of our work, building a premiere presence in the healthcare, science and technology, and education market sectors across North America and internationally.”

From its 13 offices in the United States, the Middle East, and India, Burt Hill has led a number of high-profile projects, ranging from healthcare and research facilities to hospitality and destination developments. Some of the firm’s recent work includes the Ocean Science and Exploration Center, a learning center for the Graduate School of Oceanography, at the University of Rhode Island; the Springfield Literacy Center, a specialized education center with spaces designed to match different learning styles and achievement levels, in Springfield, Pennsylvania; the Gujarat Cancer Center, a civic hospital and medical school in Ahmedabad, India; and Al Wurai'ah Valley, a 7,000-hectare (17,000-acre) tourism destination in the coastal mountains of the United Arab Emirates.

“This is a tremendous opportunity for us to leverage Stantec’s resources to further develop our work in North America, as well as our growing international practice,” says Peter Moriarty, former Burt Hill president and chief executive officer and now leader of Stantec’s international architecture and engineering offices in the United Arab Emirates and India. “Our staff will now have a larger network from which to draw and, likewise, can contribute their own experience and expertise to an even wider range of projects and ventures.”

Burt Hill’s office locations largely complement Stantec’s existing operations along the US East Coast, including shared presence in Pittsburgh and Philadelphia, Pennsylvania; Boston, Massachusetts; and Phoenix, Arizona. The acquisition also adds US staff in Butler and State College, Pennsylvania; Cleveland, Ohio; Washington, DC; and Miami, Florida, and international staff in the United Arab Emirates and India.

Stantec provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects. We support public and private sector clients in a diverse range of markets, at every stage, from initial concept and financial feasibility to project completion and beyond. Our services are offered through approximately 10,000 employees operating out of more than 150 locations in North America. Stantec trades on the TSX and on the NYSE under the symbol STN. Stantec is One Team providing Integrated Solutions. www.stantec.com

Media Contact Jay Averill Stantec Media Relations (780) 917-7441 jay.averill@stantec.com	Investor Contact Dan Lefaivre Stantec Sr. VP and CFO (780) 917-7071 dan.lefaivre@stantec.com	Burt Hill Contact J. Rossi Burt Hill (215) 751-2967 j.rossi@burthill.com
One Team. Integrated Solutions.